November 9, 2020

VIA EDGAR

Office of Real Estate and Construction,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Ronald (Ron) Alper

Re:	CIM Real Estate Finance Trust, Inc. Registration Statement on Form S-4 Filed October 2, 2020 File No. 333-249293

Dear Sir:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CIM Real Estate Finance Trust, Inc. (the “Registrant”) hereby requests that its Registration Statement on Form S-4 (File No. 333-249293), together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2020, be withdrawn effective immediately. The Registrant is withdrawing the Registration Statement because the Registrant does not intend to proceed with the merger described therein at this time.

The Registrant confirms that the Registration Statement was never declared effective and that no securities have been sold or issued pursuant thereto.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at CIM Real Estate Finance Trust, Inc., 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016, with a copy to the Registrant’s counsel, Sullivan & Cromwell LLP, Attn: Patrick S. Brown, 1888 Century Park East, Suite 2100, Los Angeles, California 90067.

If you have any questions with respect to this matter, please contact Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603.

Sincerely,

CIM Real Estate Finance Trust, Inc.

/s/ Nathan D. DeBacker
Nathan D. DeBacker
Chief Financial Officer and Treasurer

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